Exhibit 99.1

RESIGNATION LETTER

1. Effective Date of Resignation. I, the undersigned, hereby resign from any and all of my positions with Bit Brother Limited (the “Company”), including but not limited to my position as an independent director of the Board of Directors (the “Board”). I agree to execute any and all documents as may be necessary to confirm my resignation from such positions. I understand and agree that, (i) as of the date hereof, I am no longer authorized to conduct any business on behalf of the Company or to hold myself out as an agent or representative of the Company and (ii) I will continue to comply with all applicable terms of my employment agreement with the Company.

2. Release. I hereby irrevocably and unconditionally release the Company, their predecessors, future parents, subsidiaries, affiliates, and past, present and future officers, directors, agents, consultants, employees, representatives, and insurers, as applicable, together with all successors and assigns of any of the foregoing (collectively, the “Released Parties”), of and from all claims, demands, actions, causes of action, rights of action, contracts, controversies, covenants, obligations, agreements, damages, penalties, interest, fees, expenses, costs, remedies, responsibilities, liabilities, suits, and proceedings of whatsoever kind, nature, or description, direct or indirect, vested or contingent, known or unknown, suspected or unsuspected, in contract, tort, law, equity, or otherwise, under the laws of any jurisdiction, that I or my legal representatives, heirs or assigns, ever had, now has, or hereafter can, shall, or may have, against the Released Parties.

I agree that I will not pursue, file or assert or permit to be pursued, filed or asserted, any civil action, suit or legal proceeding seeking equitable or monetary relief in connection with any matter concerning my relationship with the Company and/or my resignation therefrom. I acknowledge that I have been paid all amounts due to me and that I am not entitled to any other payments or benefits of any kind from the Company.

3. Non-disparagement. I agree that I shall refrain from making any written or oral statements to any person or entity which may reasonably be expected to impugn or degrade the character, integrity, ethics or business practices of the Company, its affiliates, employees, directors, officers, agents, representatives or clients, or which may reasonably be expected to damage the business, image or reputation of the Company, or its affiliates, employees, directors, officers, agents, representatives, or clients.

/s/ Zhihua Liao
Name:	Zhihua Liao
Date:	May 29, 2024